UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                     Annual Report Pursuant to Section 15(j)
                     Of the Securities Exchange Act of 1934

                   X  Annual Report Pursuant to Section 15(d)
             -------

                     Of the Securities Exchange Act of 1934
                   For the Fiscal Year Ended December 31, 2003

                                       or

                    Transition Report Pursuant to Section 15(d)
            -------

                     Of the Securities Exchange Act of 1934

          For the Transition Period from _____________ to _____________


                         Commission File Number 1-14762


                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN
                              (Full Title of Plan)


                            THE SERVICEMASTER COMPANY
                                 3250 Lacey Road
                          Downers Grove, Illinois 60515

                             (Name of Issuer of the
                      Securities Held Pursuant to the Plan
               And the Address of the Principal Executive Office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and Plan administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


 SERVICEMASTER Profit Sharing and Retirement Plan



By: /s/ Deborah A. O'Connor
     ------------------------------------
     Deborah A. O'Connor
     Senior Vice President and Controller



By: /s/ Eric R. Zarnikow
     ------------------------------------
     Eric R. Zarnikow
     Senior Vice President and Treasurer








Date:     June 28, 2004

     SERVICEMASTER PROFIT
     SHARING AND
     RETIREMENT PLAN

     FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002, AND FOR THE YEAR ENDED DECEMBER 31, 2003, AND SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

TABLE OF CONTENTS
-----------------------------------------------------------------------------------------------------------------------


                                                                                                                 PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                            1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002                                2

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 2003                                                                                  3

   Notes to Financial Statements                                                                                   4

SUPPLEMENTAL SCHEDULES:

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year)
     as of December 31, 2003                                                                                      12

   Form 5500, Schedule H, Part IV, Question 4a--Delinquent Participant Contributions
     for the Year Ended December 31, 2003                                                                         13


EXHIBITS:

   23.1  Consent of Independent Registered Public Accounting Firm                                                 14




All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Equity Plans Administrative Committee
ServiceMaster Profit Sharing and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the ServiceMaster Profit Sharing and Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2003, are presented for the purpose of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Memphis, Tennessee
June 24, 2004



SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002
------------------------------------------------------------------------------------------------------------------------------


                                                                2003           2002

ASSETS:
  Non-interest-bearing cash                                $     14,511   $     74,024

  Investments:
    Participant-directed investments (Note 3)               231,761,624    191,438,812
    The ServiceMaster Company Common Stock Fund (Note 4)     51,438,841     50,583,739
                                                           ------------   ------------

           Total investments                                283,200,465    242,022,551
                                                           ------------   ------------

  Receivables:
    Employer contribution receivable                          4,284,128      8,675,073
    Employee contribution receivable                            702,936        724,658
                                                           ------------   ------------

           Total receivables                                  4,987,064      9,399,731
                                                           ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                          $288,202,040   $251,496,306
                                                           ============   ============


See notes to financial statements.



SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------


ADDITIONS:
  Contributions:
    Employee contributions                                          $ 22,338,619
    Rollover contributions                                             1,008,395
    Employer contributions (Note 1)                                    4,279,007
                                                                    ------------

             Total contributions                                      27,626,021
                                                                    ------------

  Investment income:
    Net appreciation in fair value of investments                     34,154,796
    Dividends from The ServiceMaster Company Common Stock Fund         1,992,139
    Interest from participant loans                                      577,158
    Other cash earnings                                                   14,351
                                                                    ------------

             Net investment income                                    36,738,444
                                                                    ------------

             Total additions                                          64,364,465
                                                                    ------------

NET TRANSFERS INTO THE PLAN                                              160,950
                                                                    ------------

DEDUCTIONS:
  Benefits paid to participants                                       27,439,945
  Deemed distributions of loans to participants                          342,261
  Administrative expenses                                                 37,475
                                                                    ------------

             Total deductions                                         27,819,681
                                                                    ------------

INCREASE IN NET ASSETS                                                36,705,734

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  251,496,306
                                                                    ------------

  End of year                                                       $288,202,040
                                                                    ============


See notes to financial statements.

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002, AND FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

   GENERAL- The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The ServiceMaster Profit Sharing and Retirement Plan (the "Plan") is a defined contribution plan covering substantially all nonunion employees of The ServiceMaster Company and its subsidiaries (the "Company") who have completed 90 days of service and are at least 18 years of age. Leased employees and employees who are or who become covered by a collective bargaining agreement which does not allow for Plan participation, are not eligible to participate in the Plan. The Plan is administered by the Equity Plans Administrative Committee. Putnam
   Fiduciary Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

   CONTRIBUTIONS- Participants may elect to contribute a minimum of 1% up to a maximum of 15% of pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. The first 4% of pretax compensation (base contribution) contributed to the Plan is eligible for a discretionary employer matching contribution. The Company matching contribution is determined each year by the Board of Directors. The matching contribution may differ among employee groups. Half of the Company's matching contribution is received in shares of The ServiceMaster Company common stock and is invested directly in The ServiceMaster Company Common Stock Fund and the other half is received in cash and is invested according to the participants' direction. In 2004, the Company remitted to the Plan 196,468 shares of The ServiceMaster Company common stock at a fair value of $2,151,319 and the remainder of the employer matching contribution was made in cash. After the Company matching contribution is made, participants have complete investment discretion over all Company contributions. The Board of Directors approved a Company matching contribution of 32.5% of participants' base contribution across all employee groups for the year ended December 31, 2003. Participants may also contribute amounts representing distributions from other qualified plans.

   PARTICIPANT ACCOUNTS- Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and an allocation of the Company's discretionary contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses, where applicable. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   INVESTMENTS- Participants direct the investment of their contributions into various investment options offered by the Plan, which currently consist of The ServiceMaster Company Common Stock Fund, ten mutual funds and three common/collective trust funds.

   VESTING- Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contributions, and earnings thereon, is based on the following schedule, except in the event of death or permanent disability, in which case the participant immediately becomes 100% vested:

        COMPLETED YEARS                                PERCENT
            OF SERVICE                                  VESTED

        Less than 2 years of service                      0 %
        2 years of service but less than 3                25
        3 years of service but less than 4                50
        4 years of service but less than 5                75
        5 years of service or more                       100


   PARTICIPANT LOANS- Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of: (a) $50,000 or (b) 50% of their vested account balance (limited to the value of the participant's contributions and earnings thereon), minus their highest outstanding loan balance in the previous 12 months. A participant's loan is secured by the balance in the participant's account and bears interest at the prime interest rate as listed in The Wall Street Journal on the first business day of the month in which the loan is issued, plus 1%. Principal and interest are paid ratably through payroll deductions.

   BENEFIT PAYMENTS- A participant may elect to have the value of his or her vested account (minus any outstanding loan balance) distributed to him or her upon permanent disability, upon reaching normal retirement age (65), or upon termination of employment. A participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, or annual installments for a specified number of years not to exceed the participant's life expectancy and that of his or her beneficiary. At the time of distribution, shares of The ServiceMaster Company common stock in the participant's account can be taken in-kind or in cash.

   FORFEITURES- During 2003 and 2002, forfeitures were first used to reinstate all rehired participants' forfeitures and then were allocated to eligible participants in the same manner as employer matching contributions. Unallocated forfeitures were $288,297 and $396,535 at December 31, 2003 and 2002, respectively. During 2003, the plan was amended such that forfeitures utilized in 2004 and after will be used first to reinstate all rehired participants' forfeitures and then will be used to offset a portion of the employer's matching contribution and/or used to pay certain plan expenses normally paid by the Company. Forfeitures in the amount of $396,535 were used to reinstate rehired participants' balances and/or allocated to all Plan participants for the year ended December 31, 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

   USE OF ESTIMATES- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including The ServiceMaster Company Common Stock Fund, mutual funds, common/collective trust funds, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

   INVESTMENT VALUATION AND INCOME RECOGNITION- The Plan's investments, other than the ServiceMaster Stable Value Fund, are stated at fair value based on quoted market prices or estimated fair value as reported by the Plan's trustee. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   The ServiceMaster Stable Value Fund invests in guaranteed investment contracts, funding agreements and security-backed investment contracts, and separate accounts issued or wrapped by insurance companies, banks, or other financial institutions (collectively referred to herein as "Investment Contracts"). Investment contracts are carried at cost plus accrued interest ("Book Value"). Investment Contracts are normally held to maturity, and meet the fully benefit responsive requirements of AICPA Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans". The aggregate average crediting interest rate of the Investment Contracts as of December 31, 2003 and 2002 was 4.56% and 4.90%, respectively. The crediting interest rate resets daily and there is no minimum crediting interest rate. The aggregate average yield for the year ended December 31, 2003 was 4.45%. There were no reserves against contract value for credit risk of the contract issuers or otherwise. Book Value approximated fair value at December 31, 2003 and 2002 of $23,242,050 and $23,384,218, respectively.

   ADMINISTRATIVE EXPENSES- Administrative expenses are paid by the Plan to the extent not paid by the Company. Expenses paid by the Company include payments to third-party service providers for trust, investment and legal services, among others. Expenses paid by the Plan include participant loan initiation and maintenance fees.

   PAYMENT OF BENEFITS- Benefit payments to participants are recorded upon distribution. There were no amounts, exclusive of distributions for which participants have elected to be paid on an installment basis, allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2003.

3. INVESTMENTS

   The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002 are as follows:


                                                                                     2003               2002
          Putnam Investors Fund, 1,966,629 and 1,955,405 shares,
             respectively                                                        $ 22,242,569       $ 17,422,656
          The George Putnam Fund of Boston CL Y,
            3,807,533 and 3,479,481 shares, respectively                          64,804,219         51,600,706
          The Putnam Fund for Growth & Income CL Y,
            1,165,867 and 1,169,835 shares, respectively                          20,670,826         16,564,863
          Putnam Bond Index Fund, 2,926,408 and 3,346,531 shares,
            respectively                                                          39,506,507         43,672,224
          Putnam S&P 500 Index Fund, 767,076 and 702,118
            shares, respectively                                                  21,309,375         15,193,824
          ServiceMaster Stable Value Fund, 23,238,464 and 22,931,226
            shares, respectively                                                  23,238,464         22,931,226
          The ServiceMaster Company Common Stock Fund,
            4,415,351 and 4,557,094 shares, respectively                         51,438,841*         50,583,739*

          * Includes both participant-directed and nonparticipant-directed amounts.




   During  2003,  the  Plan's   investments   (including  gains  and  losses  on
   investments bought and sold, as well as held during the year) appreciated, as follows:

        Mutual funds*                                 $24,262,067
        Common/collective trust funds*                  7,139,303
        The ServiceMaster Company Common Stock Fund     2,753,426
                                                      ------------
        Net appreciation of investments               $34,154,796
                                                      ============


   *The appreciation on mutual funds and common/collective trust funds includes dividends, interest, and miscellaneous cash earnings on those investments.

4. THE SERVICEMASTER COMPANY COMMON STOCK FUND

   Investments in the Plan are participant-directed, except for half of the Company's matching contribution, which is invested directly in The ServiceMaster Company Common Stock Fund. After the Company matching contribution is made, participants have complete investment discretion over all Company contributions. Participants, at their discretion, may also direct their investment to The ServiceMaster Company Common Stock Fund. Information about the net assets as of December 31, 2003 and 2002 and the significant components of the changes in net assets relating to The ServiceMaster Company Common Stock Fund for the year ended December 31, 2003 is as follows:


                                                                         AS OF DECEMBER 31,
                                                               -------------------------------------
                                                                        2003             2002
   Net assets:
      The ServiceMaster Company Common Stock Fund                   $ 51,438,841    $ 50,583,739
                                                                    ============    ============

   Changes in net assets:
       Contributions                                                $  6,178,715
       Transfers into the Plan                                             1,199
       Other cash earnings                                                    30
       Dividends from The ServiceMaster Company Common
          Stock Fund                                                   1,992,139
       Net investment appreciation                                     2,753,426
       Benefits paid to participants                                  (5,987,669)
       Net transfers into other investments                           (4,081,321)
       Administrative expenses                                            (1,417)
                                                                     -----------

   Net change                                                            855,102

   The ServiceMaster Company Common Stock Fund--beginning of year     50,583,739
                                                                     -----------

   The ServiceMaster Company Common Stock Fund--end of year         $ 51,438,841
                                                                    ============




5. RELATED PARTY TRANSACTIONS

   Certain Plan investments are shares of mutual funds and interests in common/collective trust funds managed by Putnam Fiduciary Trust Company ("PFTC"). PFTC acts as trustee, as defined by the Plan, and record keeper for the Plan. The Plan also allows participants to invest in Company stock and allows loans to participants. In addition, one-half of the Company matching contribution is invested directly in The ServiceMaster Company Common Stock Fund. After the Company matching contribution is made, participants have complete investment direction over all Company matching contributions. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

   At December 31, 2003 and 2002, the Plan held 4,415,351 and 4,557,094 shares, respectively, of common stock of The ServiceMaster Company, the sponsoring employer, with a cost basis of $46,145,904 and $48,597,770, respectively. During the year ended December 31, 2003, the Plan recorded dividend income of $1,992,139 from its investment in The ServiceMaster Company Common Stock Fund.

6. PLAN TERMINATION

   Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, participants would become 100% vested in their accounts.

7. FEDERAL INCOME TAX STATUS

   The Internal Revenue Service had determined and informed the Company by a letter dated August 27, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income tax has been included in the financial statements.

8. NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

   In connection with a temporary administrative change to the frequency of its payroll processing for a small test population of employees, the Company inadvertently remitted the June 27, 2003 participant contributions of $36 to the trustee on July 30, 2003 and the July 30, 2003 and July 31, 2003 participant contributions of $4,973 and $106, respectively, on September 3, 2003, which was later than required by D.O.L. Regulation 2510.3-102. The Company filed Form 5330 with the Internal Revenue Service and paid the required excise tax on the transactions. In addition, participant accounts were credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis.

9. SUBSEQUENT EVENT

   Effective January 1, 2004, the Plan was amended to increase the maximum pre-tax compensation deferral rate that participants can elect to contribute to the Plan from 15% to 75%.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:



                                                                              DECEMBER 31,
                                                                   ---------------------------------
                                                                          2003             2002

    Net assets available for benefits per the financial statements   $ 288,202,040   $ 251,496,306

    Deemed distributions not recorded in the financial statements                -        (198,761)
                                                                     -------------   -------------

    Net assets available for benefits per the Form 5500              $ 288,202,040   $ 251,297,545
                                                                     =============   =============


   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                      Year ended
                                                                     December 31,
                                                                         2003

    Benefits paid to participants per the financial statements       $ 27,439,945

    Less: Deemed distributions not recorded in the financial
      statements for 2002                                                (198,761)
                                                                     -------------
    Benefits paid to participants per the Form 5500                  $ 27,241,184
                                                                     =============

                                         ******

                             SUPPLEMENTAL SCHEDULES




SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------


                         (b) Identity of issue/                                                   (e) Current
    (a)           (c) Description of Investment                                 (d) Cost              Value


            MUTUAL FUNDS:
     *        Putnam Investors Fund                                                 N/A            $ 22,242,569
     *        The George Putnam Fund of Boston CL Y                                 N/A              64,804,219
              American Century Growth Fund                                          N/A               1,027,321
     *        The Putnam Fund for Growth & Income CL Y                              N/A              20,670,826
              Vanguard Life Strategy Income Fund                                    N/A               3,176,716
              Vanguard Life Strategy Conservative Growth Fund                       N/A               4,124,877
              Vanguard Life Strategy Growth Fund                                    N/A              11,772,169
              Neuberger & Berman Genesis Trust                                      N/A               5,473,011
              One Group Mid Cap Growth Fund                                         N/A               3,116,087
     *        Putnam International Growth Fund                                      N/A               1,278,144
            COMMON/COLLECTIVE TRUST FUNDS:
     *        Putnam Bond Index Fund                                                N/A              39,506,507
     *        ServiceMaster Stable Value Fund                                       N/A              23,238,464
     *        Putnam S & P 500 Index Fund                                           N/A              21,309,375
            EMPLOYER SECURITIES--common shares:
     *        The ServiceMaster Company Common Stock Fund                        $ 46,145,904        51,438,841
     *      PARTICIPANT LOANS (Interest rates generally from 5.00% to
              10.50% maturing 2004 to 2011)                                         N/A              10,021,339
                                                                                                    -----------

            Total                                                                                 $ 283,200,465
                                                                                                  =============

     *      Party-in-interest.

     N/A: Cost information is not required for participant-directed  investments and,  therefore,  is not included.  The  ServiceMaster  Company Common
          Stock     Fund     includes     both      participant-directed     and
          nonparticipant-directed investments.



SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a--
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------


Question  4a "Did the  employer  fail to  transmit  to the plan any  participant contributions  within  the time  period  described in 29 CFR  2510.3-102",  was answered "yes".


  Identity of Party            Relationship to Plan, Employer,
      Involved                   or Other Party-in-Interest                   Description of Transactions                     Amount


 The ServiceMaster Company         Employer/Plan Sponsor         Participant contributions for employees were not funded        $ 36
                                                                 within the time period prescribed by D.O.L. Regulation
                                                                 2510.3-102. The June 27, 2003 participant contribution
                                                                 was deposited on July 30, 2003.


 The ServiceMaster Company         Employer/Plan Sponsor         Participant contributions for employees were not funded     $ 4,973
                                                                 within the time period prescribed by D.O.L. Regulation
                                                                 2510.3-102. The July 30, 2003 participant contribution
                                                                 was deposited on September 3, 2003.

 The ServiceMaster Company         Employer/Plan Sponsor         Participant contributions for employees were not funded       $ 106
                                                                 within the time period prescribed by D.O.L. Regulation
                                                                 2510.3-102. The July 31, 2003 participant contribution
                                                                 was deposited on September 3, 2003.

